Exhibit 99.1

RBC TO ACQUIRE ALLY’S CANADIAN AUTO FINANCE BUSINESS

Acquisition positions RBC as a leader in auto financing in Canada

TORONTO, October 23, 2012 — Royal Bank of Canada (RY on TSX and NYSE) today announced a definitive agreement to acquire the Canadian auto finance and deposit business of Ally Financial Inc. (“Ally Canada”) for a $1.4 billion investment net of excess capital. Subject to certain closing adjustments and including the excess capital, this results in total consideration of $3.1 to $3.8 billion, depending on the size of the dividend taken out by the seller prior to closing. The acquisition aligns with RBC’s key strategic priority to be the leading provider of financial services in Canada.

“Ally Canada will add significant scale to our existing consumer and commercial auto financing business and will strengthen RBC’s position as a leader in the Canadian auto finance industry,” said Dave McKay, group head, Personal & Commercial Banking, RBC. “This is a strong business with favourable industry dynamics and the combination with RBC provides opportunities to leverage our existing strengths and cross-sell capabilities.”

RBC is acquiring a leading Canadian auto finance business that offers inventory (or “floor plan”) financing to more than 580 auto dealerships across the country. Its consumer business offers retail financing to Canadian consumers through approximately 1,600 dealerships and has approximately 450,000 consumer loans. The legal entities being acquired include Ally Credit Canada Ltd. and ResMor Trust Company. The book value of the acquired business as of September 30, 2012 was $3.4 billion, unadjusted for the pre-closing dividend. The net investment of $1.4 billion includes a premium to book value of $0.6 billion.

The combination of Ally Canada with RBC’s existing business will create a leading player in Canadian auto financing with approximately $24 billion in receivables, offering floor plan financing to more than 890 dealerships. RBC’s consumer business will offer consumers financing through approximately 4,000 dealerships. The combined portfolio will have more than one million consumer loans.

RBC expects the Ally Canada business to generate approximately $120 million in net income on a standalone basis in the first 12 months after closing (before integration costs, amortization of intangibles and transaction costs), based on estimated average receivables of approximately $9 billion.

Today RBC also announced it has entered into an agreement with General Motors of Canada to become a provider for its subvented business upon close of the transaction. Subvented loans are low rate consumer auto loans subsidized by the manufacturer.

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The acquisition is expected to be modestly accretive to earnings per share in the first year after closing. At closing it is expected to reduce RBC’s July 31, 2012 Tier 1 capital ratio of 13.0 per cent on a pro forma basis by approximately 60 bps. On an estimated Basel III basis, we expect our Common Equity Tier 1 ratio to remain above eight per cent following the close, given our strong capital position and internal capital generation.

The transaction is subject to customary closing conditions, including regulatory and other approvals, and is expected to close in the first quarter of calendar 2013.

RBC Capital Markets served as financial advisor to Royal Bank of Canada in this transaction.

Conference Call

A conference call is scheduled to take place on October 23, 2012, from 8:30 a.m. to 9:00 a.m. (ET) and will feature speeches by RBC senior executives followed by a brief question and answer period with analysts.

Interested parties can access this call live on a listen-only basis via telephone using the following access numbers:

Local calls: 416-340-2217

North American toll-free: 866-696-5910

International toll-free: 800-8989-6336

The passcode for access on all numbers is 4139509#. Please call between 8:20 a.m. and 8:30 a.m. (ET).

The presentation material referenced during the call will be available on the website at rbc.com/investorrelations.

A recording of the conference call will be available after 9:30 a.m. (ET) on October 23, 2012 until January 22, 2013 via telephone at: 905-694-9451 (locally) or 800-408-3053 (North American toll-free), passcode 7862644#.

About RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and investor services on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 51 other countries. For more information, please visit rbc.com.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of Ally Financial Inc.’s Canadian auto finance operations, the expected timing and scope of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions and other forward-looking information, including statements about the acquisition of Ally Financial Inc.’s Canadian auto finance operations by Royal Bank of Canada will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to the possibility that the proposed transaction does not close when expected or at all because required regulatory or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, that Royal Bank of Canada and Ally Financial Inc. may be required to modify the terms and conditions of the proposed transaction to achieve regulatory approval, or that the anticipated benefits of the transaction are not realized as a result of such things as the strength of the economy and competitive factors in the areas where Royal Bank of Canada and Ally Financial Inc. do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and Ally Financial Inc. operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada’s ability to complete the acquisition and integration of Ally Financial Inc.’s Canadian auto finance operations successfully; and other factors that may affect future results of Royal Bank of Canada and Ally Financial Inc.’s Canadian auto finance operations including timely development and introduction of new products and services, Royal Bank of Canada’s ability to cross-sell more products to customers and technological changes.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in our Q3 2012 Report to Shareholders and 2011 Annual Report to Shareholders. Our material general economic assumptions underlying the forward-looking statements in this press release are set out in our 2011 Annual Report under the heading “Overview and Outlook” and for each business segment under the heading “Outlook and priorities” as updated under the heading “Economic, market and regulatory review and outlook” in our Q3 2012 Report to Shareholders. Except as required by law, Royal Bank of Canada assumes no obligation to update the forward-looking statements contained in this press release.

Media Contacts:

Kerry Gaetano, Head, Corporate Communications, Personal & Commercial Banking and Insurance, kerry.gaetano@rbc.com, 905-816-5583 or 647-281-2931

Matt Gierasimczuk, matthew.gierasimczuk@rbc.com, Senior Communications Manager, 416-974-2124

Analyst Contacts:

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049